UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 13, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On August 9, 2024, Music Licensing, Inc. (OTC: SONG) received the following letter from the Government of Jamaica attached as exhibit

On August 13, 2024, Music Licensing, Inc. (OTC: SONG) released the following press release:

Jamaica Responds to Music Licensing Inc.’s Negotiation Request After Cooling-Off Period Ends, Prompting Further Discussions

August 13, 2024 — Naples, FL — Music Licensing, Inc. (OTC: SONG) and Jake P. Noch Family Office, LLC. are currently engaged in ongoing negotiations with the Government of Jamaica. This follows a delayed response to Music Licensing Inc.’s formal request for discussions, which was only received after the legally mandated cooling-off period had concluded.

The cooling-off period, intended as a critical phase for allowing amicable dispute resolution, was fully exhausted without a timely response from the Jamaican authorities. Despite this delay, Music Licensing, Inc. and Jake P. Noch Family Office, LLC. remain committed to good-faith negotiations with the Government of Jamaica.

However, should a satisfactory monetary resolution in favor of Music Licensing, Inc. not be achieved promptly, the companies will have no alternative but to initiate Investor-State Arbitration at the International Centre for Settlement of Investment Disputes (ICSID) to protect their investments and legal rights.

The potential arbitration process would be led by Transnational Matters PLLC, a law firm with expertise in international law and investor-state disputes. Davy Karkason, Esq., a distinguished expert in the field, is set to serve as the principal attorney representing Music Licensing, Inc. and Jake P. Noch Family Office, LLC. throughout the arbitration proceedings, should they become necessary.

Music Licensing, Inc. and Jake P. Noch Family Office, LLC. remain hopeful that these negotiations will result in a fair and equitable resolution of the matter.

About Music Licensing, Inc. (OTC: SONG) (ProMusicRights.com)

Music Licensing, Inc. (OTC: SONG), also known as Pro Music Rights, is a diversified holding company and the fifth public performance rights organization (PRO) formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works by notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBagg Yo, Larry June, Trae Pound, Sauce Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Trauma Tone, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Chingy, Lil Gnar, 3OhBlack, Curren$y, Fall Out Boy, Money Man, Dej Loaf, Lil Uzi Vert, and countless others, as well as artificial intelligence (A.I.) created music.

Additionally, Music Licensing, Inc. (OTC: SONG) owns royalty stakes in Listerine "Mouthwash" Antiseptic and musical works by artists such as The Weeknd, Justin Bieber, Kanye West, Elton John, Mike Posner, blackbear, Lil Nas X, Lil Yachty, DaBaby, Stunna 4 Vegas, Miley Cyrus, Lil Wayne, XXXTentacion, Jeremih, Ty Dolla $ign, Eric Bellinger, Ne-Yo, MoneyBagg Yo, Halsey, Desiigner, DaniLeigh, Rihanna, and numerous others.

About Transnational Matters PLLC
Transnational Matters PLLC is a law firm with a strong focus on international law, investor-state dispute settlement, and complex arbitration cases. The firm represents clients in high-stakes legal matters across the globe.

About Jake P. Noch Family Office, LLC. https://www.jakepnoch.com/

Jake P. Noch Family Office, LLC. is a single-family office with no outside clients, dedicated to strategically investing in Qualified Small Business Stock (QSBS) and fostering the growth of emerging companies. Our firm specializes in guiding these ventures towards successful exits through public market mergers, leveraging our expertise and resources to maximize their potential.

At Jake P. Noch Family Office, LLC., we are more than just investors - we are partners committed to the long-term success of the companies we support. Through continuous financial backing facilitated by court approved 3(a)(10) mechanisms, we provide ongoing support to ensure sustained growth and prosperity, driving value creation and innovation in the businesses we invest in.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Jake P. Noch Family Office, LLC. to accomplish its stated plan of business. Jake P. Noch Family Office, LLC. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Jake P. Noch Family Office, LLC., or any other person.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc”

Exhibit No.	Description
Exhibit 7103	Letter from Government of Jamaica

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: August 13, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.